Integrity Statement from the CEO

Calgary, Alberta (March 2, 2020) – Exro Technologies Inc. (TSXV: EXRO, OTC: EXROF) (the “Company” or “Exro”), a leading clean technology company which has developed a new class of power electronics for electric motors and batteries is delivering an integrity statement from the Chief Executive Officer, Sue Ozdemir.

“This morning we have seen our company stock react to a report that was in no way affiliated with Exro or its management team. This report was full of inaccuracies, innuendos, and outright distortions in what appears to be a short seller attack on the company. It is unfortunate that this attack is to the detriment of our valued partners and shareholders who have stood beside us on our growth plan.

We will not take this report lightly and will be preparing a detailed response in the next 48 hours against these claims to highlight this cynical attempt to hurt a real and thriving company, its shareholders and the integrity of the market.

I want to personally reassure our valued partners and shareholders that we continue to maintain the highest degree of integrity at Exro and embed it within our company culture. We remain very confident about our patented technology, our business plan and organizational design, and the value of the products we can bring to market.

My commitment and belief in Exro are unshaken. I stand by the company and my entire career is a representation of my focus to building real business value and executing on deliverables to the market. We are well positioned, with working capital to execute on our milestones and become a leader in power electronics technology.”

Regards,

Sue Ozdemir, CEO of Exro Technologies

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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